ZURICH
FINANCIAL SERVICES

RECEIVED
2004 JUN 14 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference	File No. 82-5089
Our reference	AC/eh
Date	06/09/2004

04030704

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Axel P. Lehmann to lead Zurich North America Commercial" dated June 8, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp. E. Hell

Andres Christen

dlw 6/15

Enclosure

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Axel P. Lehmann to lead Zurich North America Commercial

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, June 8, 2004 - Zurich Financial Services Group (Zurich) announced the appointment of Axel P. Lehmann (45) to Chief Executive Officer (CEO) of Zurich North America Commercial (ZNA), effective September 2004. He succeeds John Amore who, as announced on April 2, is assuming his global leadership role as CEO of General Insurance. While John Amore and Axel Lehmann are retaining their current assignments until September, they will soon start the processes to ensure a smooth transition into their new roles.

As Chief Executive of ZNA, Axel Lehmann will oversee all Zurich North America General Insurance activities. The heads of Zurich North America units will report to him, and, on behalf of the Group Executive Committee (GEC), he will provide the GEC leadership for the US Small Business strategy development.

Axel Lehmann joined Zurich in 1996 and held various positions in corporate development and executive management. He was appointed to the Group Management Board in 2000 and he joined the GEC as CEO of the Continental Europe Business Division in March 2002. His successor at the helm of the European General Insurance businesses will be announced at a later date.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN